MotivateU
www.motivateu.net

MotivateU is an Enterprise SaaS corporation that uses artificial intelligence to provide patent-pending synchronization software and data-driven dashboards from any mobile device.

Stage: **Pre-seed/Seed**

Industry: **Fitness**

Market (2020): **$96.1B**

Use of Funds: **Team salaries & Marketing**

MANAGEMENT TEAM



Jennifer Strout, *Founder & CEO*
MA – Saint Elizabeth | BA – Bucknell

Fitness Instructor @
Clinician @ Penn Medicine   Somerset Medical Center
Team Leader @ UHS
Sales Mgr @ ADP
Fundraising Mgr @ Bucknell University



Robert Sparno, *Operations & BOD*
MA – Manhattan College | BA – St. Francis College

Sr. Client Partner @
VP @ salesforce   Softwatch
Global Mgr @ sage
Director @ Netscape
Reg. Sales Mgr @ Microsoft   ORACLE



Raman Lakshmanan, *Development*
PhD, Computer Science – Oakland University

3 Patents, 1 Pending, 3 Exit
Founder & CEO @ DM
Director @ BELLACOR
EVP & Chief R&D @ THE MACALUSO GROUP
[$400MM in ARR @exit]



Luke Getto, *Engineering & BOD*
MSEE | MBA candidate

1 Patent, 1 Pending
Product Mgr @ VOLTSERVER
Founder @ dBe
COO @ CELLGAIN
Engineer @ COMMSCOPE   L3HARRIS



Ava Cook, *Human Resources*
BA – Rider University

Operations Mgr @ Greening Youth
Vista Leader @ AmeriCorps
HR Mgr @ KINETIX
Consultant @ Adecco
Recruiter @

CURRENT STATUS | Launch Q3 2021

- **Patent Pending** Solution
- **100+ businesses in our pipeline**, with 1 business client committing 18% of their business sales
- **500+ individual sign-ups** on our platform
- **100+** user interviews conducted
- **Pepperdine's** 2021 Most Fundable Companies **SEMI-FINALISTS** (Ongoing)
- **ACCEPTED**
  Troutman Pepper's Seed Program   SEED
  NSF SBIR Pitch Proposal   NSF   America's SEED FUND SBIR·STTR
- Completed Pillar VC's Frequency Accelerator Program

PROBLEM

With 9 out of 10 Americans planning to continue to work out from home traditional fitness is getting left behind with pen & pencil or low-tech band aids while AI fitness is removing the human element altogether resulting in poor customer experiences, low customer acquisition and retention, and in turn declining revenue.

SOLUTION

Bridging the gap between data-driven AI fitness and human-driven traditional fitness, our patent-pending solution leverages the community and engagement with personalized metrics and convenience. Our easily accessible, mobile solution does not require any hardware and allows fitness instructors to provide real time, motivating feedback during remote, or hybrid, interactive classes, without having to stop demonstrating proper form and technique while saving countless hours on data analysis through AI generated insights and customized, actionable wellness plans.

MARKET

The technology has value in multiple sectors and industries. Initially we are targeting the Fitness market. The global market fitness has reached $96.1B in revenue (2020), with a projected 19% CAGR (2019-25). Whereas, the United States Fitness market represents a $35B annual market with a 30% projected CAGR (2019-25) and consists of seven major players.

REVENUE MODEL

A B2B2C SaaS company that charges businesses and consumers on a per user subscription basis. Additionally, revenue is generated through our PayFac as a service.

COMPETITIVE ADVANTAGE

Our solution is the first to allow fitness professionals the ability to provide the same level of data and feedback that A.I. Fitness currently offers direct to consumers. While A.I. Fitness offers data, it lacks the human component and requires expensive, bulky equipment. MotivateU's solution does not require any hardware other than one's own computer or mobile device. Additionally, consumers cannot link their application profiles and classes with their current gym/fitness center. All current electronic solutions are individual based, which drives up isolation and loneliness. While the AI Fitness Industry claims to have a community, the community is virtual only and is comprised of AR bots. MotivateU allows fitness professionals to directly link to their clients during both virtual and hybrid classes. Many traditional fitness gyms simply upload pre-recorded videos, whereas others offer live streaming classes with original instructors, allowing members a chance to engage with their local community gym. Overall though, the trainers still lack an efficient and effective way to provide accurate and objective real-time feedback to their fitness members during remote or hybrid classes.

MotivateU

www.motivateu.net

MotivateU is an Enterprise SaaS corporation that uses artificial intelligence to provide patent-pending synchronization software and data-driven dashboards from any mobile device.